UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date June 18, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

June 18, 2024

Medellin, Colombia

BANCOLOMBIA S.A. PRICES US$800 MILLION OF SUBORDINATED NOTES

Bancolombia S.A. (the “Bank”) announces that today it priced the public offering of US$800,000,000 in aggregate principal amount of its subordinated notes due December 24, 2034 (the “Notes Offering”).

The notes have a 10-year and six months maturity, are subject to optional redemption following the fifth year anniversary of the issuance and a coupon of 8.625%, payable semi-annually on June 24 and December 24 of each year, commencing on December 24, 2024. The Notes Offering is expected to settle on June 24, 2024, subject to customary closing conditions.

The Bank will use part of the proceeds from the Notes Offering to purchase the Bank’s 6.909% Subordinated Notes due 2027 pursuant to the liability management transaction announced to the market on June 3, 2024. The Bank will use any remaining proceeds for general corporate purposes.

BofA Securities, Inc., Citigroup Global Markets Inc., and J.P. Morgan Securities LLC are acting as the joint book-running managers for the Notes Offering with J.P. Morgan Securities LLC acting as global coordinator and Valores Banistmo S.A. is acting as co-manager for the Notes Offering.

The Notes are being offered pursuant to an effective shelf registration statement. The Bank has filed a preliminary prospectus supplement with the SEC for the Notes Offering. Prospective investors should read the prospectus in the registration statement, the preliminary prospectus supplement and other documents that the Bank has filed with the SEC for more complete information about the Bank and the Notes Offering. Copies of the preliminary prospectus supplement and the accompanying prospectus, and, when available, the final prospectus supplement, relating to the Notes Offering may be obtained by visiting EDGAR on the SEC’s website at www.sec.gov or by contacting BofA Securities, Inc. at 1-888-292-0070, Citigroup Global Markets Inc. at 1-800-558-3745, or J.P. Morgan Securities LLC at 1-866-846-2874.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, no assurance can be given that the offering to which this press release relates will be completed and that the proceeds of the offering will be used for the stated intended purpose. These forward-looking statements reflect the Bank’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made and the Bank assumes no duty, and does not undertake to update forward-looking statements.

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Contacts
Julián Mora Gomez	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57601) 4042436	Tel.: (57601) 4885934	Tel.: (57601) 4485950